Morgan, Lewis & Bockius LLP
Counselors at Law

1701 Market Street
Philadelphia, PA 19103-2921
215-963-5000
Fax: 215-963-5001

Thomas E. McFadden
215-963-5412
e-mail: tmcfadden@morganlewis.com

April 5, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	PolyMedix, Inc. General Form for Registration of Securities of Small Business Issuers on Form 10-SB

Ladies and Gentlemen:

On behalf of PolyMedix, Inc. (the “Registrant”), transmitted via EDGAR for filing pursuant to the Securities Exchange Act of 1934, as amended, is the General Form for Registration of Securities of Small Business Issuers on Form 10-SB (the “Registration Statement”) of the Registrant relating to the registration of its common stock, par value $0.001 per share.

Should you have any questions regarding this filing, please call the undersigned at (215) 963-5412, Justin W. Chairman at (215) 963-5061 or Michael F. Marino at (215) 963-5388.

Sincerely yours,

/s/ Thomas E. McFadden
Thomas E. McFadden

Enclosure